Exhibit 99.1

Confidential	May 26, 2016

China New Borun Announces First Quarter 2016 Unaudited Financial Results

Beijing, China, May 26, 2016 – China New Borun Corporation (NYSE: BORN; “Borun” or the “Company”), a leading producer and distributor of corn-based edible alcohol in China, today announced its unaudited financial results for the first quarter ended March 31, 2016.

Mr. Jinmiao Wang, Chairman and Chief Executive Officer of Borun, commented on the results, “Although our first quarter top line was softer due to a shorter-than-planned production run, our gross margin expanded by 180 basis points to 12.2%, benefiting from a steeper decline in corn price than that of the average selling price (“ASP”) for edible alcohol. Additionally, we repaid RMB310 million in our Corporate Bond at the end of January and were able to cut interest expenses by nearly 50%, fueling 60% year-over-year growth in net profits, with net margin expanding to 5.2%, versus 2.8% in the same period of last year.”

“This February, the Shouguang government conducted a mandatory safety check at all chemical manufacturing facilities in the area, including the Company’s Shouguang facility. The safety check required the Company’s Shouguang facility to halt operations during inspection. Although our facility successfully passed the safety check, the actual shut down took longer than we had estimated, erasing more than 20% of the first quarter total production schedule. For the second quarter of 2016, we continue to see lower corn prices in the spot market; however, the ASP of edible alcohol and its by-products are also dropping, as some edible alcohol producers aggressively expand production in an attempt to capture greater short-term market share. We anticipate this may cause some short-term pressure to the overall ASP of edible alcohol, which may require us to temporarily reduce production volume, as we remain committed to preserving profitability,” Mr. Wang concluded.

First Quarter 2016 Quick View

•	Total revenue decreased 14.8% to RMB486.6 million ($75.3 million1) from RMB570.9 million in the first quarter of 2015.

•	Gross profit increased 0.5% to RMB59.5 million ($9.2 million) from RMB59.2 million in the first quarter of 2015.

•	Net income increased 60.0% to RMB25.3 million ($3.9 million) from RMB15.8 million in the first quarter of 2015.

•	Basic and diluted earnings per American Depositary Share ("ADS") were RMB0.98 ($0.15) for the quarter ended March 31, 2016. Each ADS represents one of the Company's ordinary shares.

1 This press release contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars for the quarter ended March 31, 2016 were made at a rate of RMB6.4612 to USD1.00, the rate published by the People’s Bank of China on March 31, 2016. China New Borun Corporation makes no representation that the Renminbi or US dollar amounts referred to in this press release could have been or could be converted into US dollars or Renminbi, at any particular rate or at all.

Confidential	May 26, 2016

First Quarter 2016 Financial Performance

For the first quarter of 2016, revenue decreased by 14.8% year-over-year to RMB486.6 million ($75.3 million) from RMB570.9 million in the same period of 2015. The decrease in revenue was mainly due to the temporary shutdown in the Company’s Shouguang facility as the local government conducted a safety check for all the chemical manufacturing facilities in Shouguang city, as well as a sharp decrease in ASP for edible alcohol and its by-products.

Revenue breakdown by product lines is as follows:

•	Revenue from edible alcohol decreased by 12.5% to RMB344.8 million ($53.4 million) in the first quarter of 2016, compared to RMB394.2 million in the first quarter of 2015. The sales volume of edible alcohol in the first quarter of 2016 decreased by 4.0% year-over-year to 73,746 tons, and the average selling price of edible alcohol decreased by 8.9% year-over-year to RMB4,675 per ton.

•	Revenue from DDGS Feed decreased by 28.7% to RMB88.4 million ($13.7 million) in the first quarter of 2016, compared to RMB124.0 million in the first quarter of 2015. The sales volume of DDGS Feed in the first quarter of 2016 decreased by 16.5% year-over-year to 56,356 tons, and the average selling price decreased by 14.6% year-over-year to RMB1,569 per ton.

•	Revenue from liquid carbon dioxide decreased by 20.7% to RMB3.4 million ($0.5 million) in the first quarter of 2016, compared to RMB4.3 million in the first quarter of 2015. The sales volume of liquid carbon dioxide in the first quarter of 2016 decreased by 11.4% year-over-year to 23,048 tons, and the average selling price decreased by 10.5% year-over-year to RMB149 per ton.

•	Revenue from crude corn oil decreased by 25.1% to RMB28.7 million ($4.4 million) in the first quarter of 2016, compared to RMB38.3 million in the first quarter of 2015. The sales volume of crude corn oil in the first quarter of 2016 decreased by 23.5% year-over-year to 4,428 tons, and the average selling price decreased by 2.0% year-over-year to RMB6,479 per ton.

•	Revenue from chlorinated polyethylene (“CPE”) increased by 112.6% to RMB21.3 million ($3.3 million) in the first quarter of 2016, compared to RMB10.0 million in the first quarter of 2015. The sales volume of CPE in the first quarter of 2016 increased by 113.6% year-over-year to 2,500 tons, while the average selling price decreased by 0.5% year-over-year to RMB8,506 per ton.

During the first quarter of 2016, gross profit increased by 0.5% to RMB59.5 million ($9.2 million) from RMB59.2 million in the same period of 2015. Gross margin for the first quarter of 2016 increased to 12.2%, from 10.4% in the same period of 2015, which was primarily attributable to steeper decrease in cost of corn than ASP of edible alcohol and its by-products.

Operating income increased by 0.4% to RMB46.4 million ($7.2 million) in the first quarter of 2016, from RMB46.2 million in the same period of 2015, primarily attributable to higher gross profit earned.

Confidential	May 26, 2016

Selling expenses decreased by RMB0.1 million, or 9.8% to RMB1.1 million ($0.2 million) in the first quarter of 2016, from RMB1.2 million in the same period of 2015.

General and administrative expenses increased by RMB0.2 million, or 1.9% to RMB12.0 million ($1.9 million) in the first quarter of 2016, from RMB11.8 million in the same period of 2015.

Income tax expenses in the first quarter of 2016 were RMB8.4 million ($1.3 million), representing an effective tax rate of 25.0%.

Net income increased by 60.0% to RMB25.3 million ($3.9 million) in the first quarter of 2016, compared to RMB15.8 million in the same quarter of 2015. The increase in net income was primarily attributable to the decrease in interest expense of RMB12.1 million ($1.9 million), as the Company repaid RMB310.0 million Corporate Bond in the first quarter of 2016.

In the first quarter of 2016, basic and diluted earnings per share and per ADS were RMB0.98 ($0.15), and the Company had 25.7 million weighted average basic and diluted shares outstanding.

As of March 31, 2016, cash and bank deposits totaled RMB503.2 million ($77.9 million), an increase of RMB7.6 million, compared with RMB495.6 million as of December 31, 2015. Cash flows generated from operating activities for the first quarter of 2016 were RMB143.0 million ($22.1 million), compared with RMB14.1 million in the first quarter of 2015.

Financial Outlook

The Shouguang government’s safety check for all the chemical manufacturing facilities in Shouguang took longer than expected, causing the Company’s Shouguang facility to shut down for an additional two weeks (approximately 16% of quarterly production schedule) in April 2016.

Reflecting the shorter production run and a lower ASP for edible alcohol and its by-products, the Company estimates that its revenue for the second quarter of 2016 will be in the range of RMB460 million ($71.2 million) to RMB500 million ($77.4 million), a decrease of approximately 30.6% to a decrease of 36.2% over the same quarter of 2015.

This guidance is based on the current market conditions and reflects the Company's current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

Borun's management will hold a corresponding earnings conference call and live webcast at 8:00 a.m. E.T. on Friday, May 27, 2016 (8:00 p.m. Beijing time on Friday, May 27, 2016) to discuss the results and highlights from the first quarter of 2016 and answer questions from investors. A webcast of the call will be available at http://ir.chinanewborun.com. Listeners may access the call by dialing:

United States Toll Free:	1-866-519-4004
US Toll/International:	1-845-675-0437
Hong Kong Toll Free:	800-906-601
Hong Kong Toll:	852-3018-6771
China Toll Free:	800-819-0121
China Toll Free (Mobile):	400-620-8038
Conference ID:	13672678

Confidential	May 26, 2016

A replay of the webcast will be accessible through June 4, 2016 on http://ir.chinanewborun.com or by dialing:

United States toll free:	1-855-452-5696
International:	61-2-8199-0299
Passcode	13672678

About China New Borun Corporation

China New Borun Corporation (NYSE: BORN) is a leading producer and distributor of corn-based edible alcohol sold as an ingredient to producers of baijiu, a popular grain-based alcoholic beverage in China. The Company also produces DDGS Feed, liquid carbon dioxide and crude corn oil as by-products of edible alcohol production, and CPE that is widely used in chemical industries. China New Borun is based in Shouguang, Shandong Province. Additional information about the company can be found at http://www.chinanewborun.com and in documents filed with the U.S. Securities and Exchange Commission, which are available on the SEC's website at http://www.sec.gov.

Forward-looking Statements

All statements included in this press release, other than statements or characterizations of historical fact, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management's beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as "anticipates," "expects," "intends," "plans," "predicts," "believes," "seeks," "estimates," "may," "will," "should," "would," "could," "potential," "continue," "ongoing," similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement.

Contact Information

Asia Bridge Capital Limited
Wendy Sun
Phone:	+86-10-8556-9033 (China)
+1-888-870-0798 (U.S.)
Email:	wendy.sun@asiabridgegroup.com

Confidential	May 26, 2016

CHINA NEW BORUN CORPORATION

UNAUDITED CONSOLIDATED BALANCE SHEETS

	December 31, 2015	March 31, 2016
	RMB	RMB	US$
Assets
Cash	495,630,607	503,222,297	77,883,721
Trade accounts receivable, net of allowance for doubtful accounts of nil and nil, respectively	515,520,269	324,066,536	50,155,782
Held-to-maturity debt securities	107,912,111	—	—
Inventories	438,841,092	733,749,330	113,562,392
Advance to suppliers	344,998,183	81,124,300	12,555,610
Other receivables	59,032,438	103,674,593	16,045,718
Prepaid expenses	3,645,396	1,979,660	306,392
Total current assets	1,965,580,096	1,747,816,716	270,509,615
Property, plant and equipment, net	988,392,988	958,080,167	148,282,079
Land use right, net	133,292,782	132,584,639	20,520,126
Intangible assets, net	1,996,285	1,039,724	160,918
Deferred income tax assets	1,755,197	1,755,197	271,652
Total assets	3,091,017,348	2,841,276,443	439,744,390

Liabilities and shareholders’ equity
Trade accounts payable	22,292,132	18,254,924	2,825,315
Accrued expenses and other payables	80,201,926	50,139,791	7,760,136
Income taxes payable	26,175,329	14,577,696	2,256,190
Short-term borrowings	753,200,000	839,900,000	129,991,333
Current portion of long-term borrowings	84,000,000	78,000,000	12,072,061
Bonds Payable	320,000,000	10,000,000	1,547,700
Total current liabilities	1,285,869,387	1,010,872,411	156,452,735
Total liabilities	1,285,869,387	1,010,872,411	156,452,735

Shareholders’ equity
Ordinary share – (December 31, 2015 and March 31, 2016: par value of RMB0.0068259, 25,725,000 shares issued and outstanding)	175,596	175,596	25,725
Additional paid-in capital	468,132,187	468,132,187	72,452,824
Retained earnings – appropriated	147,162,560	147,162,560	22,776,351
Retained earnings – unappropriated	1,190,180,107	1,215,431,464	188,112,342
Accumulated other comprehensive loss	(502,489)	(497,775)	(75,587)
Total shareholders’ equity	1,805,147,961	1,830,404,032	283,291,655
Total liabilities and shareholders’ equity	3,091,017,348	2,841,276,443	439,744,390

Confidential	May 26, 2016

CHINA NEW BORUN CORPORATION

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	For the three-month period ended,
	March 31, 2015	December 31, 2015	March 31, 2016
	(RMB)	(RMB)	(RMB)	(US$)

Revenues	570,925,219	699,055,308	486,582,235	75,308,338
Cost of goods sold	511,689,155	631,477,965	427,070,211	66,097,662
Gross profit	59,236,064	67,577,343	59,512,024	9,210,676
Operating expenses:
Selling	1,202,672	1,212,615	1,084,968	167,921
General and administrative	11,813,709	11,319,024	12,033,658	1,862,449
Impairment loss of fixed assets	—	7,020,788	—	—
Total operating expenses	13,016,381	19,552,427	13,118,626	2,030,370
Operating income	46,219,683	48,024,916	46,393,398	7,180,306

Other (income) expenses:
Government subsidy	—	(42,630,000)	—	—
Interest income	(2,263,389)	(3,292,495)	(1,994,062)	(308,621)
Interest expense	26,409,354	21,798,132	14,310,350	2,214,813
Others, net	1,025,752	1,268,630	408,635	63,244
Total other expense, net	25,171,717	(22,855,733)	12,724,923	1,969,436
Income before income taxes	21,047,966	70,880,649	33,668,475	5,210,870
Income tax expense	5,261,992	17,720,161	8,417,118	1,302,717
Net income	15,785,974	53,160,488	25,251,357	3,908,153

Earnings per share:

Basic and diluted	0.61	2.07	0.98	0.15

Weighted average ordinary shares outstanding:

Basic and diluted	25,725,000	25,725,000	25,725,000	25,725,000